SIGNA Sports United B.V.

Kantstraße 164, Upper West

10623 Berlin, Federal Republic of Germany

November 24, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Attention: Jacqueline Kaufman and Taylor Beech

Re:	SIGNA Sports United B.V. (the “Company”)
Registration Statement on Form F-4 (the “Registration Statement”)
File No. 333-257685

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement such that the Registration Statement will become effective as of 12:00 P.M. Eastern Standard Time on Wednesday, November 24, 2021, or as soon thereafter as practicable.

Please contact Stephan Hutter of Skadden, Arps, Slate, Meagher & Flom LLP at +49.69.74220.170 or by email at stephan.hutter@skadden.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours, SIGNA SPORTS UNITED B.V.

By:	/s/ Stephan Zoll
Name:	Stephan Zoll
Title:	Chief Executive Officer

VIA E-MAIL

cc:	Stephan Zoll

SIGNA Sports United B.V.

cc:	Ira Tochner

Yucaipa Acquisition Corp.

cc:	Christian O. Nagler, Esq.

David B. Feirstein, P.C.

Marshall P. Shaffer, P.C.

Aslam Rawoof, Esq.

Kirkland & Ellis LLP

cc:	Howard L. Ellin, Esq.

Kenneth M. Wolff, Esq.

Stephan Hutter, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP